SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)1

MKS INSTRUMENTS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55306N104
(CUSIP Number)

Harley M. Smith Assistant Secretary Emerson Electric Co. 8000 W. Florissant Avenue St. Louis, MO 63136 (314) 553-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

   1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55306N104	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,065,182
	8	SHARED VOTING POWER 17,063,296
	9	SOLE DISPOSITIVE POWER 1,065,182
	10	SHARED DISPOSITIVE POWER 8,303,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,128,478 - See Items 4 and 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% - See Items 4 and 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55306N104	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Astec America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,303,519
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,303,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,303,519 - See Items 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% - See Items 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in the original Schedule 13D (as amended). All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D (as amended), unless otherwise noted.

      Item 1. Security and Issuer.

      Item 2. Identity and Background.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 4. Purpose of Transaction.

     The following additional paragraph is added before the last paragraph of item 4 of this Schedule 13D, as amended through Amendment No. 3:

     Emerson sold shares of Common Stock in the amounts and on the dates listed in Schedule C hereto. In each case such shares were held indirectly by Emerson through its wholly-owned subsidiary, Astec.

      Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Emerson may be deemed to beneficially own 18,128,478 shares of Common Stock, or approximately 33.4% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Astec may be deemed to beneficially own 8,303,519 shares of Common Stock, or approximately 15.3% of the outstanding shares of Common Stock.

     Emerson disclaims the existence of a group (pursuant to the Shareholder Agreement, Voting Agreement or otherwise) and the Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of the knowledge of each Reporting Person, any persons named in Schedule A or Schedule B hereto, owns beneficially any Shares.

     (b) By virtue of the relationship set forth under Item 2 of this Statement, Emerson may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,065,182 shares of Common Stock held by it directly and the shared power to direct the disposition of and vote of the 8,303,519 shares of Common Stock held by Astec.

      By virtue of the Voting Agreement, the details of which are set forth under Item 4 of this Statement, Emerson may be deemed to have the shared power to vote or direct the vote of the 8,759,777 shares of Common Stock held by the Stockholders holding such shares as of March 10, 2006 for the limited purposes described in Item 4 of this Statement.

     Astec has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 8,303,519 shares of Common Stock held by it.

     (c) The Reporting Persons and/or the persons set forth in Schedule A or Schedule B hereto have effected transactions in the shares of Common Stock during the past 60 days as set forth in Schedule C hereto.

     (d) Emerson and Astec each shall be entitled to receive dividends declared on their respective shares of Common Stock and proceeds from the sale of the shares of Common Stock.

      (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson Electric Co. and MKS Instruments, Inc.[2]

Exhibit 3:	Shareholder Agreement dated as of January 31, 2002 among MKS Instruments, Inc. and Emerson Electric Co.[3]

Exhibit 4:	Voting Agreement dated as of October 30, 2001 between Emerson Electric Co. and John R. Bertucci, Claire R. Bertucci and certain other parties set forth in Schedule 1 to such Voting Agreement.[4]

Exhibit 5:	Joinder Agreement to the Voting Agreement dated as of December 14, 2001 by Robinson Hill L.P.[5]

[2]	Filed as an exhibit to the Schedule 13D dated January 31, 2002.

[3]	Filed as an exhibit to the Schedule 13D dated January 31, 2002.

[4]	Filed as an exhibit to the Schedule 13D dated January 31, 2002.

[5]	Filed as an exhibit to the Schedule 13D dated January 31, 2002.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 10, 2006

EMERSON ELECTRIC CO.

By:	/s/ Harley M. Smith

Name: Harley M. Smith
Title: Assistant Secretary

ASTEC AMERICA, INC.

By:	/s/ Harley M. Smith

Name: Harley M. Smith
Title: Secretary

SCHEDULE A

Executive Officers and Directors
of
Emerson Electric Co. (“Emerson”)

     The names of the Directors and the names and titles of the Executive Officers of Emerson Electric Co. are set forth below. If no business address is given, the director’s or officer’s business address is 8000 W. Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name and Business Address	Present Principal Occupation Including Name of Employer

A.A. Busch III Anheuser-Busch Companies, Inc. One Busch Place St. Louis, MO 63118	Chairman of the Board of Anheuser-Busch Companies, Inc.

D.N. Farr	Chairman of the Board, Chief Executive Officer and President of Emerson

D.C. Farrell	Retired

C. Fernandez G. Grupo Modelo, S.A. de C.V. Campos Eliseos No. 400, Piso 18 Lomas de Chapultepec 11000 Mexico, D.F. Citizenship: Mexico	Chairman and Chief Executive Officer of Grupo Modelo, S.A. de C.V.

W.J. Galvin	Senior Executive Vice President and Chief Financial Officer of Emerson

A.F. Golden Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017	Partner of Davis Polk & Wardwell

R.B. Horton Stoke Abbas South Stoke Oxfordshire RG8 OJT Citizenship: United Kingdom	Executive Chairman of the Sporting Exchange, Ltd.

G.A. Lodge	Retired

Name and Business Address	Present Principal Occupation Including Name of Employer

V.R. Loucks, Jr. 1101 Skokie Blvd. Suite 240 North Brook, IL 60062	Retired

J.B. Menzer Wal-Mart International 702 S.W. 8th Street Mail Station 0130 Bentonville, AK 72716	Vice Chairman of Wal-Mart Stores, Inc.

C.A. Peters	Senior Executive Vice President of Emerson

J.W. Prueher	Retired

R.L. Ridgway	Retired

Executive Officers (who are not also Directors)

W.W. Withers	Executive Vice President, Secretary and General Counsel of Emerson

E.L. Monser	Chief Operating Officer of Emerson

R.J. Schlueter	Vice President and Chief Accounting Officer of Emerson

SCHEDULE B

Executive Officers and Directors
of
Astec America, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Astec America are set forth below. If no business address is given, the director’s or officer’s business address is 5810 Van Allen Way, Carlsbad, California 92008. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name and Business Address	Present Principal Occupation Including Name of Employer

J.L. Geldmacher	President of Astec America

W. Hartleb	Director Receivables Management, Astec America

T.C. Rosenast	Treasurer of Astec America

Executive Officers (who are not also Directors)

Not applicable

SCHEDULE C

Date	Reporting Person	Shares of Common Stock	Price/Share	Transaction

2/21/2006	Emerson Electric Co. (1)	24,000	$22.9702(2)	open market sale
2/22/2006	Emerson Electric Co. (1)	64,653	$22.7786(3)	open market sale
2/23/2006	Emerson Electric Co. (1)	35,000	$22.6713(4)	open market sale
2/24/2006	Emerson Electric Co. (1)	69,283	$22.4924 (5)	open market sale
2/27/2006	Emerson Electric Co. (1)	45,193	$22.6115 (6)	open market sale
2/28/2006	Emerson Electric Co. (1)	36,695	$22.4934 (7)	open market sale
3/1/2006	Emerson Electric Co. (1)	66,000	$22.7363(8)	open market sale
3/2/2006	Emerson Electric Co. (1)	63,092	$22.5606 (9)	open market sale
3/3/2006	Emerson Electric Co. (1)	24,432	$22.5996 10)	open market sale
3/6/2006	Emerson Electric Co. (1)	33,000	$22.2673 11)	open market sale
3/7/2006	Emerson Electric Co. (1)	29,000	$22.0919 12)	open market sale
3/8/2006	Emerson Electric Co. (1)	32,752	$22.1059 13)	open market sale

(1)	By Astec

(2)	The sale was effected in multiple transactions, at varying prices per share, on February 21, 2006, as follows: 400 shares at $22.83; 100 at $22.85; 100 at $22.86; 200 at $22.87; 300 at $22.88; 400 at $22.89; 500 at $22.91; 1,000 at $22.92; 1,700 at $22.93; 2,300 at $22.94; 1,600 at $22.95; 1,500 at $22.96; 1,600 at $22.97; 2,500 at $22.98; 4,100 at $22.99; 2,000 at $23.00; 200 at $23.01; 1,000 at $23.02; 100 at $23.03; 600 at $23.04; 1,600 at $23.05; and 200 at $23.06. The average sales price for these transactions was $22.9702 per share.

(3)	The sale was effected in multiple transactions, at varying prices per share, on February 22, 2006, as follows: 200 shares at $22.08; 100 at $22.15; 100 at $22.20; 300 at $22.23; 200 at $22.28; 200 at $22.29; 311 at $22.30; 189 at $22.31; 400 at $22.34; 200 at $22.38; 100 at $22.40; 501 at $22.42; 520 at $22.43; 480 at $22.45; 200 at $22.46; 100 at $22.48; 300 at $22.52; 99 at $22.53; 200 at $22.54; 300 at $22.55; 400 at $22.58; 200 at $22.59; 500 at $22.60; 100 at $22.61; 500 at $22.63; 100 at $22.64; 400 at $22.66; 600 at $22.70; 300 at $22.71; 700 shares at $22.72; 1,400 at $22.73; 800 at $22.74; 800 at $22.75; 1,600 at $22.76; 3,082 at $22.77; 3,332 at $22.78; 5,844 at $22.79; 10,152 at $22.80; 4,084 at $22.81; 4,400 at $22.82; 3,200 at $22.83; 2,200 at $22.84; 1,200 at $22.85; 1,500 at $22.86; 1,700 at $22.87; 4,010 at $22.88; 2,049 at $22.89; 1,400 at $22.90; 300 at $22.91; 500 at $22.92; 300 at $22.93; 300 at $22.94; 300 at $22.96; 200 at $22.98; 400 at $22.99; and 800 at $23.00. The average sales price for these transactions was $22.7786 per share.

(4)	The sales were effected in multiple transactions, at varying prices per share, on February 23, 2006, as follows: 781 shares at $22.42; 106 at $22.43; 181 at $22.44; 500 at $22.49; 100 at $22.50; 100 at $22.51; 100 at $22.53; 800 at $22.54; 800 at $22.55; 500 at $22.56; 1,000 at $22.57; 400 at $22.58; 300 at $22.59; 1,300 at $22.60; 1,100 at $22.61; 800 at $22.62; 1,700 at $22.63; 1,200 at $22.64; 1,900 at $22.65; 1,400 at $22.66; 1,400 at $22.67; 1,600 at $22.68; 1,900 shares at $22.69; 1,400 at $22.70; 1,400 at $22.71; 632 at $22.72; 1,672 at $22.73; 1,900 at $22.74; 3,600 at $22.75; 1,328 at $22.76; 900 at $22.77; 500 at $22.78; 900 at $22.79; 300 at $22.80; 200 at $22.84; and 300 at $22.88. The weighted average sales price for these transactions was $22.6713 per share.

(5)	The sales were effected in multiple transactions, at varying prices per share, on February 24, 2006, as follows: 100 shares at $22.42; 100 at $22.43; 9,150 at $22.45; 1,850 at $22.46; 11,200 at $22.47; 3,800 at $22.48; 19,400 at $22.49; 4,600 at $22.50; 3,079 at $22.51; 5,321 at $22.52; 3,405 at $22.53; 2,000 at $22.54; 2,700 at $22.55; 1,100 at $22.56; and 1,478 at $22.57. The weighted average sales price for these transactions was $22.4924 per share.

(6)	The sales were effected in multiple transactions, at varying prices per share, on February 27, 2006, as follows: 100 shares at $22.35; 100 at $22.39; 200 at $22.40; 171 at $22.41; 229 at $22.43; 100 at $22.44; 300 at $22.45; 800 at $22.47; 1,100 at $22.48; 1,300 at $22.49; 1,100 at $22.50; 600 at $22.51; 3,181 at $22.52; 2,500 at $22.53; 3,019 at $22.54; 976 at $22.55; 400 at $22.56; 2,600 at $22.57; 2,400 at $22.58; 906 at $22.59; 921 at $22.60; 900 at $22.61;939 shares at $22.62; 1,060 at $22.63; 2,600 at $22.64; 2,100 at $22.65; 1,000 at $22.66; 500 at $22.67; 1,800 at $22.68; 991 at $22.69; 300 at $22.70; 1,025 at $22.71; 2,975 at $22.72; 800 at $22.73; 500 at $22.74; 1,200 at $22.75; 600 at $22.76; 500 at $22.77; 1,200 at $22.78; 600 at $22.79; 200 at $22.80; and 400 at $22.82. The weighted average sales price for these transactions was $22.6115 per share.

(7)	The were effected in multiple transactions, at varying prices per share, on February 28, 2006, as follows: 200 shares at $22.10; 300 at $22.11; 400 at $22.12; 500 at $22.15; 1 at $22.17; 200 at $22.18; 99 at $22.19; 100 at $22.20; 1 at $22.21; 500 at $22.22; 299 at $22.23; 100 at $22.25; 200 at $22.27; 400 at $22.29; 500 at $22.31; 200 at $22.33; 100 at $22.34; 500 at $22.35; 398 at $22.36; 600 at $22.37; 302 at $22.38; 900 at $22.39; 450 at $22.40; 2,900 at $22.41; 1,920 at $22.42; 500 at $22.43; 1,100 at $22.44; 1,000 at $22.45; 2,100 at $22.46; 500 shares at $22.47; 110 at $22.48; 1,030 at $22.49; 1,600 at $22.50; 900 at $22.51; 900 at $22.52; 200 at $22.53; 1,700 at $22.54; 400 at $22.55; 700 at $22.56; 300 at $22.57; 18 at $22.58; 152 at $22.59; 3,900 at $22.60; 1,300 at $22.62; 800 at $22.63; 700 at $22.64; 500 at $22.65; 200 at $22.66; 500 at $22.67; 500 at $22.68; 321 at $22.69; 500 at $22.70; 200 at $22.71; 800 at $22.72; 100 at $22.73; 100 at $22.74; 200 at $22.78; 200 at $22.83; 100 at $22.84; 200 at $22.86; and 294 at $22.88. The weighted average sales price for these transactions was $22.4934 per share.

(8)	The sales were effected in multiple transactions, at varying prices per share, on March 1, 2006, as follows: 5,100 shares at $22.40; 1,800 at $22.41; 700 at $22.42; 600 at $22.44; 1,847 at $22.45; 153 at $22.46; 300 at $22.47; 200 at $22.48; 300 at $22.49; 400 at $22.50; 700 at $22.51; 300 at $22.52; 200 at $22.53; 100 at $22.54; 300 at $22.55; 500 at $22.56; 700 at $22.58; 200 at $22.59; 700 at $22.63; 346 at $22.64; 1,300 at $22.65; 1,100 at $22.66; 1,000 shares at $22.67; 800 at $22.68; 1,600 at $22.69; 1,100 at $22.70; 500 at $22.71; 2,000 at $22.72; 2,900 at $22.73; 1,900 at $22.74; 1,400 at $22.75; 2,200 at $22.76; 1,355 at $22.77; 892 at $22.78; 3,303 at $22.79; 800 at $22.80; 2,500 at $22.81; 800 at $22.82; 800 at $22.8287; 700 at $22.83; 1,800 at $22.84; 3,100 at $22.85; 900 at $22.86; 400 at $22.87; 600 at $22.88; 1,700 at $22.89; 400 at $22.90; 1,000 at $22.91; 800 at $22.92; 700 at $22.93; 2,800 at $22.94; 200 at $22.945; 1,200 at $22.95; 1,204 at $22.96; 800 at $22.97; 600 at $22.98; 400 at $22.985; 1,000 at $22.99; 200 at $22.9985; 600 at $23.00; 300 at $23.01; 400 at $23.02; 300 at $23.03; and 200 at $23.04. The weighted average sales price for these transactions was $22.7363 per share.

(9)	The sales were effected in multiple transactions, at varying prices per share, on March 2, 2006, as follows: 600 shares at $22.40; 1,100 at $22.41; 300 at $22.42; 1,500 at $22.44; 140 at $22.48; 200 at $22.49; 11,909 at $22.50; 6,600 at $22.51; 700 at $22.52; 2,000 at $22.53; 14,200 at $22.54; 300 at $22.55; 6,392 at $22.56; 3,460 at $22.57; 300 at $22.58; 1,000 at $22.59; 500 at $22.60; 900 at $22.62; 1,000 at $22.63; 1,300 at $22.64; 200 at $22.65; 600 at $22.66; 215 at $22.67; 285 at $22.68; 300 at $22.69; 100 at $22.70; 100 at $22.71; 300 at $22.72; 1,400 shares at $22.73; 618 at $22.74; 700 at $22.75; 600 at $22.76; 600 at $22.77; 400 at $22.78; 300 at $22.79; 700 at $22.80; 500 at $22.81; 200 at $22.82; 300 at $22.83; 173 at $22.84; and 100 at $22.90. The weighted average sales price for these transactions was $22.5606 per share.

(10)	The sales were effected in multiple transactions, at varying prices per share, on March 3, 2006, as follows: 600 shares at $22.31; 1,300 at $22.32; 908 at $22.33; 400 at $22.34; 792 at $22.35; 200 at $22.37; 200 at $22.38; 700 at $22.39; 500 at $22.40; 500 at $22.41; 400 at $22.42; 100 at $22.43; 100 at $22.44; 100 at $22.45; 100 at $22.47; 200 at $22.48; 100 at $22.49; 100 at $22.50; 200 at $22.51; 100 at $22.52; 900 at $22.54; 200 at $22.55; 224 at $22.56; 100 shares at $22.57; 100 at $22.61; 200 at $22.63; 600 at $22.64; 500 at $22.65; 700 at $22.66; 500 at $22.67; 1,400 at $22.68; 400 at $22.69; 300 at $22.70; 500 at $22.71; 200 at $22.72; 4,300 at $22.73; 1,900 at $22.74; 3,708 at $22.75; and 100 at $22.76. The weighted average sales price for these transactions was $22.5996 per share.

(11)	The sales were effected in multiple transactions, at varying prices per share, on March 6, 2006, as follows: 200 shares at $22.00; 200 at $22.01; 400 at $22.04; 100 at $22.06; 400 at $22.07; 100 at

$22.08; 300 at $22.09; 1,092 at $22.10; 843 at $22.11; 765 at $22.12; 1,100 at $22.13; 400 at $22.14; 100 at $22.15; 400 at $22.17; 700 at $22.18; 200 at $22.19; 4,500 at $22.20; 500 at $22.21; 200 at $22.24; 2,187 at $22.25; 400 at $22.26; 700 at $22.27; 213 at $22.28; 2,100 at $22.30; 3,570 at $22.31; 2,100 at $22.32; 530 at $22.33; 200 at $22.34; 1,300 shares at $22.35; 900 at $22.36; 600 at $22.37; 300 at $22.38; 1,700 at $22.40; 1,100 at $22.41; 1,000 at $22.42; 500 at $22.43; 600 at $22.44; 100 at $22.48; and 400 at $22.49. The weighted average sales price for these transactions was $22.2673 per share.

(12)	The sales were effected in multiple transactions, at varying prices per share, on March 7, 2006, as follows: 500 shares at $21.90; 1700 shares at $21.91; 200 shares at $21.92; 400 shares at $21.93; 800 shares at $21.94; 1600 shares at $21.95; 900 shares at $21.96; 600 shares at $21.97; 600 shares at $21.98; 700 shares at $21.99; 2000 shares at $22.00; 1000 shares at $22.01; 900 shares at $22.02; 400 shares at $22.03; 200 shares at $22.04; 100 shares at $22.05; 100 shares at $22.07; 100 shares at $22.08; 300 shares at $22.11; 400 shares at $22.13; 500 shares at $22.14; 4200 shares at $22.15; 1400 shares at $22.16; 1000 shares at $22.17; 1200 shares at $22.18; 900 shares at $22.19; 700 shares at $22.20; 1300 shares at $22.21; 1110 shares at $22.22; 1100 shares at $22.23; 790 shares at $22.24; 100 shares at $22.25; 100 shares at $22.26; 200 shares at $22.28; 300 shares at $22.29; 300 shares at $22.30; 137 shares at $22.31; 163 shares at $22.32. The weighted average sales price for these transactions was $22.0919 per share.

(13)	The sales were effected in multiple transactions, at varying prices per share, on March 8, 2006, as follows: 100 shares at $21.82; 100 shares at $21.86; 400 shares at $21.90; 200 shares at $21.91; 300 shares at $21.92; 700 shares at $21.93; 100 shares at $21.94; 700 shares at $21.95; 1300 shares at $21.96; 136 shares at $21.97; 64 shares at $21.98; 100 shares at $21.99; 100 shares at $22.00; 800 shares at $22.01; 1200 shares at $22.02; 700 shares at $22.03; 1002 shares at $22.04; 1000 shares at $22.05; 600 shares at $22.06; 500 shares at $22.07; 1400 shares at $22.08; 668 shares at $22.09; 800 shares at $22.10; 1953 shares at $22.11; 2519 shares at $22.12; 2610 shares at $22.13; 1157 shares at $22.14; 743 shares at $22.15; 1200 shares at $22.16; 1300 shares at $22.17; 1700 shares at $22.18; 1500 shares at $22.19; 1600 shares at $22.20; 960 shares at $22.21; 1100 shares at $22.22; 200 shares at $22.23; 299 shares at $22.24; 201 shares at $22.25; 40 shares at $22.26; 700 shares at $22.27. The weighted average sales price for these transactions was $22.1059 per share.